May 3, 2019

Tim Courtis
Chief Financial Officer
GREENLIGHT CAPITAL RE, LTD.
65 Market Street
Suite 1207, Jasmine Court
Camana Bay, P.O. Box 31110
Grand Cayman
Cayman Islands

       Re: GREENLIGHT CAPITAL RE, LTD.
           Form 10-K for the Year End December 31, 2017
           Filed February 20, 2018

Dear Mr. Courtis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance